April 25, 2025

Bruce Jacobs
Chief Financial Officer
Kymera Therapeutics, Inc.
500 North Beacon Street, 4th Floor
Watertown, MA 02472

       Re: Kymera Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-39460
Dear Bruce Jacobs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Note 13 - Net Loss per Share, page F-32

1.     We note the 15.2 million pre-funded warrants outstanding disclosed in
Note 1 and the
       risk of potential dilution described on page 76. Please revise future filings to provide the following:

             Reconcile the denominator used for basic per share computations to show the effect of all securities that impact earnings per share. Refer to ASC 260-10-50-1 and 260-10-55-53.
             Describe any reasonably likely material changes in the mix of your capital resources necessary to understand your financial condition due to the dilution of the warrants within your MD&A in Item 7. Refer to Item 303(b)(1)(ii)(B) of
           Regulation S-K.
 April 25, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tara Harkins at 202-551-3639 or Gary Newberry at 202-551-3761 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences